Simpson Thacher & Bartlett

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HONG KONG

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Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

July 27, 2017

CONFIDENTIAL AND VIA EDGAR AND HAND DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Era Anagnosti, Esq., Legal Branch Chief Mr. David Irving, Staff Accountant Mr. Marc Thomas, Staff Accountant

Re:	Qudian Inc. Draft Registration Statement on Form F-1 Submitted May 31, 2017 CIK No. 0001692705

Ladies and Gentlemen:

Reference is made to (1) the revised draft of the above-referenced draft registration statement on Form F-1 submitted on a confidential basis by our client, Qudian Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, on July 13, 2017 and (2) the letter dated July 13, 2017 (the “July 13 Response Letter”) in response to the comment letter dated June 30, 2017 from the Staff (the “Staff”) of the Commission (the “June 30 Comment Letter”) . To supplement the July 13 Response Letter, set forth below is the Company’s response to the comment 43 contained in the June 30 Comment Letter. The Staff’s comment is retyped in bold italics below for your ease of reference.

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DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

43.	We note your response to comment 58 and your accounting policies on multiple element revenue recognition and guarantee liabilities. We also note your disclosure throughout the filing that discusses the share credit risk you have with the institutional funding partners when loans are recorded off-balance sheet. Therefore, it is still not clear to us why these loans are off-balance sheet. Please provide the following:

•	A detailed description of the legal arrangements with the consumer finance company (or any other institutional funding partner where the loan is off-balance sheet) and borrower, (e.g. are these separate agreements or a tri-party agreement); and

•	A more thorough analysis of who is the originator of the loans and why these loans (or a portion) are not recorded on your balance sheet.

The Company respectfully advises the Staff that its initial funding arrangement was to provide loans to borrowers through its online platform using its own capital. The Company’s business model has evolved since its inception. As part of the Company’s facilitation services provided on its online platform, potential borrowers (typically, these borrowers, while credit worthy, may not otherwise be able to obtain such loans through traditional banking and financial institutions) are identified and an initial credit assessment is performed. This credit assessment is provided to the institutional funding partners who make the ultimate decision as to whether such institutional funding partners will provide funding to the potential borrowers.

As described further below, the consumer finance company obtains a guarantee from the Company to reduce its exposure to credit risk from these borrowings. This guarantee is provided to incentivize the consumer finance company to utilize the Company’s credit assessment model to support its lending decisions. Because the Company’s credit assessment model is being enhanced dynamically with additional borrower data, it is expected that the consumer finance company will experience lower borrower delinquency rates in the future.

The Company enters into a framework cooperation agreement with the consumer finance company for the facilitation of both cash credit and merchandise credit loans originated by the consumer finance company. The terms of the framework cooperation agreement are summarized below:

The framework cooperation agreement confirms the Company’s role in the arrangement is to provide an online platform for the consumer finance company and borrowers to establish a direct lending relationship. Additionally, the Company will provide credit assessment and loan facilitation services to the consumer finance company. The consumer finance company unilaterally determines whether or not they will originate a loan to the borrower identified based on the credit assessment performed by the Company in combination with the consumer finance company’s lending requirements.

Once the consumer finance company approves the borrower’s cash credit loan application, the consumer finance company will release the funds directly to the qualified borrower. For merchandise credit loans, the borrower selects the product for purchase on the Company’s platform. The consumer finance company will pay the Company for the product on the customer’s behalf and the Company remits those funds to the supplier, earning a sales commission. Please refer to response 42 in the Company’s letter dated July 13, 2017 for further details of the accounting of the sales commission fee. For both cash credit and merchandise credit loans, the borrower is obligated to make repayments directly to the consumer finance company. The Company will provide post origination services to the consumer finance company by sending payment reminders to the borrowers on behalf of the consumer finance company. The Company will earn a recurring service fee from the consumer finance company over the term of the borrowing for services provided.

When the consumer finance company approves the borrower’s application for both cash credit and merchandise credit loans, the consumer finance company, the borrower and the Company will enter into a tri-party personal consumption loan contract. The Company is identified as the online platform and credit assessment services provider in the personal consumption loan contract. The personal consumption loan contract establishes the lender-borrower relationship between the consumer finance company and the borrower. In accordance with the personal consumption loan contract, the consumer finance company is identified as the legal lender in the arrangement. Details of the lending arrangement i.e. principal, loan term, interest rate, service fee rate, method of repayment, and time of repayment are stipulated in the personal consumption loan contract. Furthermore, the Company is entitled to receive service fees over the term of the borrowing from the consumer finance company which is obligated to remit such service fees to the Company.

The Company concluded that the consumer finance company is the originator and legal title holder of the loans based on the legal agreements specified above. The Company only acts as a facilitation platform and provider of credit assessment services that identifies potential borrowers to the consumer finance company that meets the consumer finance company’s minimum lending requirements.

Additionally, the Company noted the following:

•	The guarantee payment to the consumer finance company does not confer legal title of the loans to the Company under PRC laws.

•	In the event of the Company’s bankruptcy, the Company’s creditors are not able to recover value from any of the loans facilitated by the Company through this arrangement because the consumer finance company (and not the Company) has legal title of the loans. As a result, the Company’s creditors cannot recover the loans in the event of the Company’s bankruptcy under PRC laws.

•	The consumer finance company has the ability to sell or pledge the loans without the Company’s consent because it has the legal title of the loans and therefore has the ability to sell or pledge the loans under PRC laws.

As a result of the considerations above, the Company does not record the loans on its balance sheet.

The Company provides a guarantee on the quality of its credit assessment services relating to the portfolio of loans that the consumer finance company originates. In accordance with the pre-agreed formula, the Company will make cash payments to the consumer finance company based on the delinquency rate on the portfolio of loans, which is defined as “risk reserve and indemnity payment” in the framework cooperation agreement. The Company will be liable to make cash payments based on the delinquency of the portfolio of loans, and not based on actual default of the individual loans. The amount due is agreed by the consumer finance company and the Company and the balance is settled on a monthly basis. If the delinquent loan installments that are over 30 days but less than 85 days are less than or equal to 1% of total accrued loan installments for the month, the Company will make payments to the consumer finance company equal to 50% of the delinquent loan installments over 30 days. If the delinquent loan installments that are over 30 days are more than 1% of total accrued loan installments, the Company may be liable to make payments up to 99.5% of loan installments delinquent over 30 days.

The Company concluded that the guarantee is a derivative in accordance with ASC 815. Derivatives have three distinguishing criteria:

Criteria	The Company’s analysis
Cash flows or fair value fluctuate and vary based on the changes in one or more underlyings.	Yes. The guarantee’s cash flows fluctuates in accordance with the nonoccurrence of scheduled loan payments (principal and interest)

Contains one or more notional amounts or payment provisions or both	Yes. The guarantee contains a payment provision based on a pre-agreed formula as specified above.

The contract must also involve no initial net investment or one that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors and provide for net settlement, as defined.	Yes. The guarantee did not involve an initial net investment and cash payment is made in the amount of loss based on a pre-agreed formula as specified above.

Additionally, the guarantee does not meet the scope exception criteria in ASC 815-10-15-58. The Company’s analysis is described in the table below:

Criteria	The Company’s analysis
The financial guarantee provides for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations under a nonderivative contract, either at pre-specified payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor;	Yes. Payments are made to the consumer finance company when the debtors fail to satisfy their required payment obligations at pre-specified payment dates.

Payment under the financial guarantee contract is made only if the debtor’s obligation to make payments as a result of conditions as described above is past due; and	Yes. Payments are made to the consumer finance company when the debtors fail to make their required payment obligations when past due.

The guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of nonpayment both at inception of the financial guarantee contract and throughout its term either through direct legal ownership of the guaranteed obligation or through a back-to-back arrangement with another party that is required by the back-to-back arrangement to maintain direct ownership of the guaranteed obligation.

No. The consumer finance company is not required to be exposed to the risk of nonpayment throughout the term of the agreement to receive payment from the Company.

The consumer finance company is able to sell the loans to third parties without the Company’s consent and the guarantee on the quality of credit assessment service is not transferred together with the loans when the loans are sold. The consumer finance company may still receive payments from the Company based on delinquency of the portfolio of loans throughout the term of the loans even though the consumer finance company will not be exposed to the nonpayment risk of loans which have been sold.

Furthermore, even though the loans issued by the consumer finance company are not on the Company’s consolidated balance sheet (because the Company was not the originator of the loans), the Company nevertheless considered whether elements of the guidance in ASC 860 would apply to this arrangement.

The Company considered the possibility of whether the guarantee would be a participating interest (PI) in the loan originated by the consumer finance company and concluded that the guarantee is not a PI. The Company’s analysis is described in the table below:

Elements of the definition of a PI	The Company’s Analysis
It represents a proportionate (pro rata) ownership interest in an entire financial asset from the date of transfer.	No. The guarantee does not represent a proportionate (pro rata) ownership interest in the loan.

All cash flows received from the entire financial asset are divided proportionately among the participating interest holders. In determining proportionate cash flows, cash flows allocated as compensation for services performed are not included if certain conditions are met	No. The Company receives a portion of the interest on the loan as service fee, but does not receive any principal payments from the loan.

It requires that each participating interest holder have the same priority and no participating interest holder is subordinated to another - that is, it involves no recourse to, or subordination by, any participating interest holder, and it does not entitle any participating interest holder to receive cash before any other participating interest holder.	No. By its terms, the guarantee is subordinate to the rights of the consumer finance company (i.e., the lender) for credit defaults.

No party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset.	No. The consumer finance company has the right to pledge or exchange the loan without the Company’s consent.

Additionally, the Company believes its current guarantee arrangement with the consumer finance company is analogous to the discussion of banker’s acceptances and risk participations in ASC 860-10-55-65.

In accordance with ASC 860-10-55-65, “an accepting bank that obtains a risk participation from a participating bank should not derecognize the liability for the banker’s acceptance because the accepting bank is still primarily liable to the holder of the banker’s acceptance even though it benefits from a guarantee of reimbursement by a participating bank. The accepting bank should not derecognize the receivable from the customer because it has not transferred the receivable. Rather, it controls the benefits inherent in that receivable and it is still entitled to receive payment from the customer. The accepting bank should, however, record the guarantee purchased, and the participating bank should record a liability for the guarantee issued.”

Applying the concepts in ASC 860-10-55-65 to the Company’s fact pattern, the consumer finance company, similar to the accepting bank, should not derecognize the loan receivable from its books and should only record the guarantee purchased from the Company. Similarly, the Company should not record the loans originated by the consumer finance company on its books for providing a guarantee to the consumer finance company since its role is akin to the participating bank’s role in ASC 860-10-55-65.

The Company also considered whether it is required to apply the provisions of the Variable Interest Model in ASC810-10 to the consumer finance company, and concluded that it is not required to determine if the consumer finance company is a VIE because the consumer finance company met the business scope exemption criteria in ASC810-10-15-17(d) due to the following reasons:

•	The consumer finance company is considered to be a business since it is a company jointly established by two listed companies in Shanghai Stock Exchange in 2015 to provide consumer loans through its own website and mobile application;

•	The Company or its related parties were not involved in the design or redesign of the consumer finance company;

•	The consumer finance company was not designed so that substantially all its activities either involve or are conducted on behalf of the Company and its related parties. This is evidenced by the fact that the consumer finance company receives a significant portion of the economics associated with the loans it originates. Additionally, the consumer finance company also originates loans on its own without the Company’s facilitation services;

•	The Company and its related parties do not provide equity, subordinated debt or other forms of subordinated financial support to the consumer finance company beyond the guarantee associated specifically with the loans that the Company facilitates;

•	The activities of the consumer finance company are not primarily related to securitizations or other forms of asset-backed financing or single-lessee leasing arrangements.

Based on the considerations above, the Company concluded that the loans originated by the consumer finance company should not be recorded on the Company’s consolidated balance sheet.

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If you have any question regarding the response above, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:	Min Luo, Chairman and Chief Executive Officer
Carl Yeung, Chief Financial Officer
Qudian Inc.

Daniel Fertig
David Lee
Simpson Thacher & Bartlett

David Zhang
Benjamin Su
Steve Lin
Kirkland & Ellis LLP

Ron Yan
Ernst & Young Hua Ming LLP